SPS Commerce, Inc.
333 South Seventh Street, Suite 1000
Minneapolis, Minnesota 55402
June 3, 2011
Via E-mail and EDGAR
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
Attention: Jan Woo, Staff Attorney

Re:	SPS Commerce, Inc. Registration Statement on Form S-3 File No. 333-174026
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, SPS Commerce, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Tuesday, June 7, 2011, or as soon thereafter as possible.
     In connection with this request, the Company acknowledges the following:
     (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;
     (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and
     (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * *

Very truly yours, SPS Commerce, Inc.
By:	/s/ Kimberly K. Nelson
Name:	Kimberly K. Nelson
Title:	Executive Vice President and Chief Financial Officer

[Signature Page to Company’s Acceleration Request]